UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO. 5

to

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)

Contango ORE, Inc.
(Name of Issuer)

Common Stock, par value $0.01
(Title of Class of Securities)

210777F100
(CUSIP Number)

John B. Juneau c/o Contango ORE, Inc. 3700 Buffalo Speedway, Suite 925 Houston, Texas 77098 (713) 877-1311
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 23, 2017
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐
Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 210777F100

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION OF ABOVE PERSON
John B. Juneau
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) [ ]
(b) [ ]
3	SEC USE ONLY

4	SOURCE OF FUNDS
PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
USA
	7	SOLE VOTING POWER
		485,666 shares of Common Stock*
NUMBER OF SHARES BENEFICIALLY	8	SHARED VOTING POWER
OWNED BY EACH		0 shares of Common Stock
REPORTING PERSON WITH	9	SOLE DISPOSITIVE POWER
		485,666 shares of Common Stock*
	10	SHARED DISPOSITIVE POWER
		0 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
485,666 shares of Common Stock*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
8.6%**
14	TYPE OF REPORTING PERSON
IN

* The shares of common stock, par value $0.01 per share (the "Common Stock"), of Contango ORE, Inc., a Delaware corporation (the “Company”), consist of (i) 166,898 shares of Common Stock held directly by John B. Juneau (“Mr. Juneau”), (ii) 147,234 shares of Common Stock held by J5D Enterprises, L.P. (formerly known as J4D Enterprises, L.P.), a Texas limited partnership (“J5D”), (iii) 96,534 shares of Common Stock held by Juneau Exploration, L.P., a Texas limited partnership (“JEX”), and (iv) 75,000 shares of Common Stock at a price of $10.00 per share issuable upon the exercise on or before December 7, 2017 of fully vested stock options held directly by Mr. Juneau (the “Stock Options”).  Mr. Juneau is the sole manager of the general partner of JEX and is the sole manager of the general partner of J5D.  Mr. Juneau shares the economic benefit of the shares of the Company held by J5D and JEX with the other limited partners of J5D and JEX.

** Percentage of class calculated based on 4,921,163 total outstanding shares of Common Stock as of September 15, 2017, as reported in the Company’s Annual Report on Form 10-K for the year ended June 30, 2017, filed with the Securities and Exchange Commission (“SEC”) on September 15, 2017, plus 553,672 shares of Common Stock issued pursuant to the Stock Purchase Agreement (as defined below), plus 127,188 shares of Common Stock issued in conjunction with the cashless exercise of warrants subsequent to September 15, 2017 and 75,000 shares of Common Stock issuable upon the exercise of the Stock Options.

This Amendment No. 5 to Schedule 13D supplements and amends the Statement on Schedule 13D filed on December 13, 2013 and amended on November 21, 2014 by Amendment No. 1 to Schedule 13D, on October 1, 2015 by Amendment No. 2 to Schedule 13D, on October 5, 2016 by Amendment No. 3 to Schedule 13D and on December 19, 2016 by Amendment No. 4 to Schedule 13D.  Capitalized terms used without definitions in this Amendment No. 5 shall have the respective meanings ascribed to them in the Schedule 13D.

Responses to each item of this Amendment No. 5 to Schedule 13D are incorporated by reference into the response to each other item, as applicable.

Item 1.                                       Security and Issuer

Item 2.                                       Identity and Background

Item 2 is supplemented and amended as follows:

This Amendment No. 5 to Schedule 13D is filed by Mr. Juneau for and on behalf of himself, JEX and J5D (collectively, the “Reporting Person”).  Mr. Juneau is the sole manager of the general partner of JEX and is the sole manager of the general partner of J5D.  Mr. Juneau shares the economic benefit of the shares of the Company held by J5D and JEX with the other limited partners of J5D and JEX.

Item 3.                                       Source and Amount of Funds or Other Consideration

Item 3 is supplemented and amended as follows:

On October 23, 2017, Mr. Juneau acquired 13,200 shares of the Company Common Stock at a purchase price of $19.00 per share, in a private placement (the “Private Placement”) to certain investors pursuant a Stock Purchase Agreement (the “Stock Purchase Agreement”), dated October 23, 2017, by and among the Company and the purchasers named therein. The shares were purchased by JEX. Mr. Juneau is the sole manager of JEX’s general partner.

The Reporting Person acquired the shares of Common Stock with personal funds.

Item 4.                                       Purpose of Transaction

Item 4 is supplemented and amended as follows:

All of the shares of Common Stock reported herein were acquired for investment purposes. Subject to applicable securities laws and regulations, the Reporting Person may dispose or acquire securities of the Company, including Common Stock, depending upon the position of the market, the Company, and other factors.

Except as set forth herein, as of the date hereof, there are no plans or proposals that the Reporting Person has that relate to or would result in (a) the acquisition of securities of the Company or the disposition of securities of the Company; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (d) any change in the present board of directors or management of the Company; (e) any material change in the present capitalization or dividend policy of the Company; (f) any other material change in the Company’s business or corporate structure; (g) changes in the Company’s certificate of incorporation, by-laws, or other instruments corresponding thereto or other actions that may impede the acquisition of control of the Company by any person; (h) causing any change in the trading market of any class of securities of the Company; (i) a class of equity securities of the Company becoming eligible for termination of registration under the Securities Exchange Act of 1934; or (j) any action similar to any of the matters enumerated above.

Mr. Juneau is the Chairman, President and Chief Executive Officer of the Company.  Mr. Juneau reserves the right to take any action enumerated above in the best interests of the Company in his role as an officer and as a member of the board of directors of the Company.

Item 5.                                       Interest in Securities of the Issuer

Item 5 is supplemented and amended as follows:

(a)  On October 23, 2017, the Reporting Person acquired 13,200 shares of Common Stock of the Company pursuant to the Stock Purchase Agreement.

The Reporting Person beneficially owns an aggregate of 485,666 shares of Common Stock of the Company, which includes (i) 166,898 shares of Common Stock held directly by Mr. Juneau, (ii) 147,234 shares of Common Stock held by J5D, (iii) 96,534 shares of Common Stock held by JEX and (iv) 75,000 shares of Common Stock issuable upon the exercise of the Stock Options.  Mr. Juneau is the sole manager of the general partner of JEX and is the sole manager of the general partner of J5D.  Mr. Juneau shares the economic benefit of the shares of the Issuer held by J5D and JEX with the other limited partners of J5D and JEX. As a result, the Reporting Person may be deemed to be the beneficial owner of approximately 8.6% of the outstanding shares of Common Stock of the Company.

The percentage of this Item 5 is based upon 4,921,163 total outstanding shares of Common Stock as of September 15, 2017, as reported in the Company’s Annual Report on Form 10-K for the year ended June 30, 2017, filed with the SEC on September 15, 2017, plus 553,672 shares of Common Stock issued pursuant to the Stock Purchase Agreement, plus 127,188 shares of Common Stock issued in conjunction with the cashless exercise of warrants subsequent to September 15, 2017 and 75,000 shares of Common Stock issuable upon the exercise of the Stock Options.

(b)  Although the Reporting Person is not the sole owner of JEX or J5D, the Reporting Person has sole power to vote and direct the vote and dispose and direct the disposition of 485,666 shares reported herein because Mr. Juneau (i) holds the shares of Common Stock directly, (ii) is the sole manager of the general partner of JEX and (iii) is the sole manager of the general partner of J5D.

(c)  There have been no reportable transactions with respect to the Common Stock of the Company within the last 60 days by the Reporting Person, except as described in this Schedule 13D and the Form 4 filed with the Securities and Exchange Commission on October 25, 2017.

(d)  No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock held by the Reporting Person.

(e) Inapplicable.

Item 6.                                       Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 is supplemented and amended as follows:

The responses to Items 3, 4, and 5 of this Amendment No. 5 to Schedule 13D are incorporated herein by reference.

In connection with the Private Placement on October 23, 2017, Mr. Juneau entered into the Stock Purchase Agreement (together, Reporting Person and the other purchasers, the “Purchasers”).  Pursuant to the Purchase Agreement, the Purchasers acquired an aggregate of 553,672 shares of Common Stock. The transaction is described in detail in the Company’s Form 8-K filed with the Securities and Exchange Commission on October 26, 2017.

The Purchasers also each entered into a Registration Rights Agreement (the “Registration Rights Agreement”), dated as of October 23, 2017, with the Company, pursuant to which the Company agreed to file up to two demand registration statements with the Securities and Exchange Commission at any time after one year after the Private Placement but before three years after the Private Placement in order to register the resale of the shares of the common stock. In addition, the Registration Rights Agreement grants certain piggyback rights to the Purchasers.

The summaries of the foregoing agreements described in this Item 6 do not purport to be complete and are qualified in their entirety by reference to such agreements, which are attached to this Amendment No. 5 to Schedule 13D as Exhibits 1 and 2 and are incorporated herein by reference.

Item 7.	Material to Be Filed as Exhibits

Exhibit 1:
Stock Purchase Agreement dated as of October 23, 2017, by and among the Company and the several Purchasers named therein (incorporated herein by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed on October 26, 2017).

Exhibit 2:
Registration Rights Agreement dated as of October 23, 2017, by and among the Company and the several Purchasers named therein (incorporated herein by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K filed on October 26, 2017).

 SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 6, 2017	JOHN B. JUNEAU

/s/ John B. Juneau